SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

15 March 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 15 March 2012
                re: Annual report and accounts

15 March 2012

LLOYDS BANKING GROUP PLC
ANNUAL REPORT AND ACCOUNTS FOR THE YEAR ENDING 31 DECEMBER 2011

In accordance with Listing Rule 9.6.1, Lloyds Banking Group plc has submitted today the following documents to the National Storage Mechanism.

·	Annual Report 2011
·	Annual Review 2011

These documents will shortly be available for inspection at www.hemscott.com/nsm.do

A copy of the Annual Report 2011 and Annual Review 2011 are available on our website www.lloydsbankinggroup.com

The Annual Report 2011 and Annual Review 2011 will be posted to shareholders who have elected to receive them from 23 March 2012.

A further announcement will be made for the Notice of 2012 Annual General Meeting and Form of Proxy.

This announcement also contains additional information for the purposes of compliance with the Disclosure and Transparency Rules, including principal risk factors, details of related party transactions and a responsibility statement. This information is extracted, in full unedited text, from the Annual Report 2011 (the 'Annual Report'). References to page numbers and notes to the accounts made in the following Appendices, refer to page numbers and notes to the accounts in the Annual Report. The 2011 Results News Release made on 24 February 2012 contained a condensed set of financial statements, the Group Chief Executive's Statement and the Group Finance Director's Review.

-END-

For further information:

Investor Relations

Douglas Radcliffe	+44 (0)20 7356 1571
Head of Operations & Reporting, Investor Relations
Email: douglas.radcliffe@ltsb-finance.co.uk

Corporate Affairs

Sarah Swailes	+44 (0)20 7661 4639
Media Relations Manager, Group Communications
Email: sarah.swailes@lloydstsb.co.uk

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits including, without limitation, as a result of the integration of HBOS and the Group's simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets including Eurozone instability; changing demographic and market related trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Appendix 1 - Risk Factors

The principal risks and uncertainties relating to Lloyds Banking Group plc are set out on pages 106 to 111 of the Annual Report. The following is extracted in full and unedited form from the Annual Report.

Principal risks and uncertainties
At present the most significant risks faced by the Group, which are derived from the primary risk drivers and detailed risk types in table 1.3 (page 112), are shown below.  These risks could impact on the success of delivering against the Group's long-term strategic objectives.  For further information on the economy see pages 21 and 22.

Liquidity and funding

Risk Definition

Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost.

Funding risk is defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient.

Principal Risks

Liquidity and funding continues to remain a key area of focus for the Group and the industry as a whole.  Like all major banks, the Group is dependent on confidence in the short and long term wholesale funding markets.  Should the Group, due to exceptional circumstances, be unable to continue to source sustainable funding, its ability to fund its financial obligations could be impacted.

The combination of right-sizing the balance sheet and continued development of the retail deposit base has seen the Group's wholesale funding requirement reduce in the past year.  The progress the Group has made to date in diversifying its funding sources has further strengthened its funding base.

During the first half of 2011 the Group accelerated term funding initiatives and the run down of certain non-core asset portfolios allowing a further reduction in total government and central bank facilities.  The Group repaid its remaining drawings under the Bank of England SLS scheme in full during 2011.  Outstandings under the Credit Guarantee Scheme reduced in line with their contractual maturities, with £23.5 billion remaining at end December.  The outstanding amount matures during 2012.

The second half of 2011 has seen more difficult funding markets as investor confidence was impacted by concerns over the US debt ceiling and subsequent downgrade.  This was followed by increased fears over Eurozone sovereign debt levels, downgrades and possible defaults and concerns are ongoing over the potential downside effects from financial market volatility.  Despite this the Group continued to fund adequately, maintaining a broadly stable stock of primary liquid assets during the year and meeting its regulatory liquidity ratio targets at all times.

Liquidity is managed at the aggregate Group level, with active monitoring at both business unit and Group level.  Monitoring and control processes are in place to address both internal and regulatory requirements.  In a stress situation the level of monitoring and reporting is increased commensurate with the nature of the stress event.

The Group carries out stress testing of its liquidity position against a range of scenarios, including those prescribed by the FSA.  The Group's liquidity risk appetite is also calibrated against a number of stressed liquidity metrics.

The Group's stress testing framework considers these factors, including the impact of a range of economic and liquidity stress scenarios over both short and longer term horizons.  Internal stress testing results at 31 December 2011 show that the Group has liquidity resources representing more than 130 per cent of modelled outflows from all wholesale funding sources, corporate deposits and rating dependent contracts under the Group's severe liquidity stress scenario.  In 2011, the Group has maintained its liquidity levels in excess of the ILG regulatory minimum (FSA's Individual Liquidity Adequacy Standards) at all times.  Funding projections show the Group will achieve the proposed Basel III liquidity and funding requirements in advance of expected implementation dates.

The Group's stress testing shows that further credit rating downgrades may reduce investor appetite for some of the Group's liability classes and therefore funding capacity.  In the fourth quarter of 2011, the Group experienced downgrades in its long-term rating of between one and two notches from three of the major rating agencies.  The impact that the Group experienced following the downgrades was consistent with the Group's modelled outcomes based on the stress testing framework.  The Group has materially reduced its wholesale funding in recent years and operates a well diversified funding platform which together lessen the impact of stress events.

The Group's borrowing costs and issuance in the capital markets are dependent on a number of factors, and increased cost or reduction of capacity could materially adversely affect the Group's results of operations, financial condition and prospects.  In particular, reduction in the credit rating of the Group or deterioration in the capital markets' perception of the Group's financial resilience, could significantly increase its borrowing costs and limit its issuance capacity in the capital markets.  As an indicator over the last 12 months the spread between an index of A rated long term senior unsecured bank debt and an index of similar BBB rated bank debt, both of which are publicly available, has ranged between 60 and 115 basis points.  The applicability to and implications for the Group's funding cost would depend on the type of issuance, and prevailing market conditions.  The impact on the Group's funding cost is subject to a number of assumptions and uncertainties and is therefore impossible to quantify precisely.

Downgrades of the Group's long term debt rating could lead to additional collateral posting and cash outflow.  A hypothetical simultaneous two notch downgrade of the Group's long-term debt rating from all major rating agencies, after initial actions within management's control, could result in an outflow of £11 billion of cash, £4 billion of collateral posting related to customer financial contracts and £24 billion of collateral posting associated with secured funding.  These effects do not take into account additional management and restructuring actions that the Group has identified that could materially reduce the amount of required collateral postings under derivative contracts related to its own secured funding programmes.

The downgrades that the Group experienced in the fourth quarter of 2011 did not significantly change its borrowing costs, reduce its issuance capacity or require significant collateral posting.  The Group notes the February 2012 announcement from Moody's placing the ratings of 114 European financial institutions, including Lloyds Banking Group, on review for downgrade.  Even in the case of a simultaneous two notch downgrade from all rating agencies, the Group would remain investment grade.

At 31 December 2011, the Group had £202 billion of highly liquid unencumbered assets in its liquidity portfolio which are available to meet cash and collateral outflows.  This liquidity is available for deployment at immediate notice, subject to complying with regulatory requirements, and is a key component of the Group's liquidity management process.

Mitigating Actions

The Group takes many mitigating actions with respect to this principle risk, key examples include:

The Group has maintained its liquidity levels in excess of the ILG regulatory minimum (FSA's Individual Liquidity Adequacy Standards) at all times. Funding projections show the Group will achieve the proposed Basel III liquidity and funding metrics in advance of expected implementation dates.  The Liquidity Coverage Ratio (LCR) is due to be implemented on 1 January 2015 and the Net Stable Funding Ratio (NSFR) has a 1 January 2018 implementation date.  The European Commission released its proposal for implementing Basel III into Europe (CRD IV) in July 2011 and we note that discussions over the final detail are ongoing.

The Group carries out monthly stress testing of its liquidity position against a range of scenarios, including those prescribed by the FSA.  The Group's liquidity risk appetite is also calibrated against a number of stressed liquidity metrics.

The key dependencies on successfully funding the Group's balance sheet include the continued functioning of the money and capital markets; successful right-sizing of the group's balance sheet; the repayment of the government Credit Guarantee Scheme facilities in accordance with the agreed terms; no more than limited further deterioration in the UK's and the Group's credit rating; and no significant or sudden withdrawal of deposits resulting in increased reliance on money markets.  Additionally, the Group has entered into a number of EU state aid related obligations to achieve reductions in certain parts of its balance sheet by the end of 2014.  These are assumed within the Group's funding plan.  The requirement to meet this deadline may result in the Group having to provide funding to support these asset reductions and/or disposals and may also result in a lower price being achieved.

Term wholesale funding issuance for the year totalled £35 billion, in excess of plan, representing £2 billion pre-funding of the requirement for 2012.

The Group term funding ratio (wholesale funding with a remaining life of over one year as a percentage of total wholesale funding) improved to 55 per cent (50 per cent at 31 December 2010) due to good progress in new term issuance and a reduction in short term money market funding the wholesale funding position includes debt issued under the legacy government Credit Guarantee Scheme, for which the last maturity will occur in 2012.

Total wholesale funding reduced by £47 billion to £251 billion, with the volume with a residual maturity less than one year falling £36 billion to £113 billion.

The ratio of customer loans to deposits improved to 135 per cent compared with 154 per cent at 31 December 2010.  Loans and advances reduced by £41 billion and customer deposits increased by £23 billion, representing growth of 6 per cent in 2011.

For further information on Liquidity and funding risk, see page 112.

Credit

Risk Definition

The risk of reductions in earnings and/or value, through financial loss, as a result of the failure of the party with whom the Group has contracted to meet its obligations (both on and off balance sheet).

Principal Risks

Arising in the Retail, Wholesale, Commercial, and Wealth and International divisions, reflecting the risks inherent in the Group's lending activities and, to a much lesser extent in the Insurance division in respect of investment of own funds.  Adverse changes in the credit quality of the Group's UK and/or international borrowers and counterparties, or in their behaviour, would be expected to reduce the value of the Group's assets and materially increase the Group's write-downs and allowances for impairment losses. Credit risk can be affected by a range of factors, including, inter alia, increased unemployment, reduced asset values, lower consumer spending, increased personal or corporate insolvency levels, reduced corporate profits, increased interest rates or higher tenant defaults.  Over the last four years, the global banking crisis and economic downturn has driven cyclically high bad debt charges.  These have arisen from the Group's lending to:

-
Wholesale customers (including those in Wealth and International): where companies continue to face difficult business conditions.  Impairment levels have reduced materially since the peak of the economic downturn and more aggressive risk appetite in the HBOS businesses when elevated corporate default levels and illiquid commercial property markets resulted in heightened impairment charges.  The UK economy remains fragile.  Consumer and business confidence is low, consumer spending has been falling over the past year, the reduction in public sector spending is deepening and exports are failing to offset domestic weakness.  The possibility of further economic weakness remains.  Financial market instability represents an additional downside risk.  The Group has exposure in both the UK and internationally, including Europe, Ireland, USA and Australia, particularly in commercial real estate lending, where we have a high level of lending secured on secondary and tertiary assets.

-
Retail customers (including those in Wealth and International): have seen UK bad debts reduce further in 2011 as a result of risk management activity and more stable, low interest rate UK economic conditions.  These portfolios will remain strongly linked to the economic environment, with inter alia house price falls, unemployment increases, consumer over-indebtedness and rising interest rates being possible impacts to the secured and unsecured retail exposures.

Mitigating Actions

The Group takes many mitigating actions with respect to this principle risk, key examples include:

The Group follows a relationship based business model with risk management processes, appetites and experienced staff in place.  Further details on mitigating actions are detailed on pages 130 to 132.

For further information on Credit risk, see page 129.

Regulatory

Risk Definition

Regulatory risk is the risk of reductions in earnings and/ or value, through financial or reputational loss, from failing to comply with the applicable laws, regulations or codes.

Principal Risks

Regulatory exposure is driven by the significant volume of current legislation and regulation within the UK and overseas with which the Group has to comply, along with new or proposed legislation and regulation which needs to be reviewed, assessed and embedded into day-to-day operational and business practices across the Group.  This is particularly the case in the current market environment, which continues to witness high levels of government and regulatory intervention in the banking sector.

Lloyds Banking Group faces increased political and regulatory scrutiny as a result of the Group's perceived size and systemic importance following the acquisition of HBOS Group.

Independent Commission on Banking
The Government appointed an Independent Commission on Banking (ICB) to review possible measures to reform the banking system and promote stability and competition.  The ICB published its final report on 12 September 2011 putting forward recommendations to require ring-fencing of the retail activities of banks from their investment banking activities and additional capital requirements beyond those required under current drafts of the Capital Requirements Directive IV.  The Report also makes recommendations in relation to the competitiveness of the UK banking market, including enhancing the competition remit of the new Financial Conduct Authority (FCA), implementing a new industry-wide switching solution by September 2013, and improving transparency.  The ICB, which following the final report was disbanded, had the authority only to make recommendations, which the Government could choose to accept or reject.

The ICB specifically recommended in relation to the Group's EC mandated branch disposal (Project Verde), that, to create a strong challenger in the UK banking market, the entity which results from the divestment should have a share of the personal current account (PCA) market of at least 6 per cent (although this does not need to arise solely from the current accounts acquired from the Company) and a funding position at least as strong as its peers.  The ICB did not specify a definitive timeframe for the divested entity to achieve a 6 per cent market share of PCAs but recommended that a market investigation should be carefully considered by competition authorities if 'a strong and effective challenger' has not resulted from the Company's divestment by 2015.  The ICB did not recommend explicitly that the Company should increase the size of the Project Verde disposal agreed with the European Commission but recommended that the Government prioritise the emergence of a strong new challenger over reducing market concentration through a 'substantially enhanced' divestment by the Group.

The Government published its response to the ICB recommendations on 19 December 2011. The Government supported the recommendation that an entity with a larger share of the PCA market than the 4.6 per cent originally proposed might produce a more effective competitor.  In relation to the Group's announcement that it was to pursue exclusive negotiations with the Co-operative Group, the Government commented that such a transaction would deliver a significant enhancement of the PCA market share, with the share divested by the Group combining with the Co-operative Group's existing share to create a competitor with approximately 7-8 per cent.  The Government also stated that the execution of the divestment is a commercial matter, and it has no intention of using its shareholding to deliver an enhancement.

New Regulatory Regime
On 27 January 2012, the Government published the Financial Services Bill.  The proposed new UK regulatory architecture will see the transition of regulatory and supervisory powers from the FSA to the new Financial Conduct Authority (FCA) and Prudential Regulatory Authority (PRA).  The PRA will be responsible for supervising banks, building societies and other large firms.  The FCA will focus on consumer protection and market regulation.  The Bill is also proposing new responsibilities and powers for the FCA.  The most noteworthy are the proposed greater powers for the FCA in relation to competition and the proposal to widen its scope to include consumer credit.  The Bill is expected to take effect in early 2013.

In April 2011, the FSA commenced an internal reorganisation as a first step in a process towards the formal transition of regulatory and supervisory powers from the FSA to the new FCA and PRA in 2013.  Until this time the responsibility for regulating and supervising the activities of the Group and its subsidiaries will remain with the FSA.  On 2 April the FSA will introduce a new 'twin peaks' model and the intention is to move the FSA as close as possible to the new style of regulation outlined in the Bill.  There will be two independent groups of supervisors for banks, insurers and major investment firms covering prudential and conduct.  (All other firms (ie those not dual regulated) will be solely supervised by the conduct supervisors).

In addition, the European Banking Authority, the European Insurance and Occupational Pensions Authority and the European Securities and Markets Authority as new EU Supervisory Authorities are likely to have greater influence on regulatory matters across the EU.

Capital and Liquidity
Evolving capital and liquidity requirements continue to be a priority for the Group.  The Basel Committee on Banking Supervision has put forward proposals for a reform package which changes the regulatory capital and liquidity standards, the definition of 'capital', introduces new definitions for the calculation of counterparty credit risk and leverage ratios, additional capital buffers and development of a global liquidity standard.  Implementation of these changes is expected to be phased in between 2013 and 2018.

Anti Bribery
The Bribery Act 2010 came fully into force on 1 July 2011.  It enhances previous laws on bribery and is supported by some detailed guidance issued by the Ministry of Justice on the steps a business needs to take to embed 'adequate procedures' to prevent bribery.  A company convicted of failing to have 'adequate procedures' to prevent bribery could receive an unlimited fine.  The Group operates a group wide Anti-Bribery Policy, applicable to all of its businesses, operations and employees, which incorporates the requirements of the UK Bribery Act 2010.

Sanctions
The Group takes very seriously its responsibilities for complying with legal and regulatory sanctions requirements in all the jurisdictions in which it operates.  In order to assist adherence to relevant economic Sanctions legislation, the Group has enhanced its internal compliance processes including those associated with customer and payment screening.  The Group has continued the delivery of a programme of staff training regarding policies and procedures for detecting and preventing economic sanctions non-compliance.

US Regulation
Significant regulatory initiatives from the US impacting the Group include the Dodd-Frank Act (which imposes specific requirements for systemic risk oversight, securities market conduct and oversight, bank capital standards, arrangements for the liquidation of failing systemically significant financial institutions and restrictions to the ability of banks to engage in proprietary trading activities known as the 'Volcker Rule').  The Act will have both business and operational implications for the Group within and beyond the US.  In addition the Foreign Account Tax Compliance Act requires non-US financial institutions to enter into disclosure agreements with the US Treasury and all non-financial non-US entities to report and or certify their ownership of US assets in foreign accounts or be subject to 30 per cent withholding tax.

European Regulation
At a European level, the pace of regulatory reform has increased with a number of new directives or changes to existing directives planned in the next 12 months including a revised Markets in Financial Instruments Directive, Transparency Directive, Insurance Mediation Directive and a Fifth Undertakings in Collective Investments in Transferable Securities Directive as well as a proposed Directive regulating Packaged Retail Investment Products.

Mitigating Actions
The Group takes many mitigating actions with respect to this principal risk, key examples include:

Independent Commission on Banking
We continue to play a constructive role in the debate with the Government and other stakeholders on all issues under consideration in relation to the ICB's recommendations.

New Regulatory Regime
The Group continues to work closely with the regulatory authorities and industry associations to ensure that it is able to identify and respond to regulatory changes and mitigate against risks to the Group and its stakeholders.

Capital and Liquidity
The Group is continuously assessing the impacts of regulatory developments which could have a material effect on the Group and is progressing its plans to implement regulatory changes and directives through change management programmes.

Anti Bribery
The Group has no appetite for bribery and explicitly prohibits the payment, offer, acceptance or request of a bribe, including 'facilitation payments'.

The Group has enhanced its internal compliance processes including those associated with payment screening, colleague training and hospitality.

US and European Regulation
The Group is continuously assessing the impacts of regulatory developments which could have a material effect on the Group and is progressing its plans to implement regulatory changes and directives through change management programmes. The Group is also continuing to progress its plans to achieve Solvency II compliance.

For further information on Regulatory risk, see page 167.

Market Risk

Risk Definition

The risk of reductions in earnings and/or value, through financial or reputational loss, from unfavourable market moves; including changes in, and increased volatility of, interest rates, market-implied inflation rates, credit spreads, foreign exchange rates, equity, property and commodity prices.

Principal Risks

The Group has a number of Market risks, the principal ones being:

-
There is a risk to the Group's banking income arising from the level of interest rates and the margin of interbank rates over central bank rates.  A further banking risk arises from competitive pressures on product terms in existing loans and deposits, which sometimes restrict the Group in its ability to change interest rates applying to customers in response to changes in interbank and central bank rates.

-	Equity market movements and changes in credit spreads impact the Group's results.
- The main equity market risks arise in the life assurance companies and staff pension schemes.
- Credit spread risk arises in the life assurance companies, pension schemes and banking businesses.

Continuing concerns about the fiscal position in Eurozone countries resulted in increased credit spreads in the areas affected, and fears of contagion affected the Euro and widened spreads between central bank and interbank rates.

Mitigating Actions

The Group takes many mitigating actions with respect to this principal risk, key examples include:

Market risk is managed within a Board approved framework using a range of metrics to monitor the Group's profile against its stated appetite and potential market conditions.

Market Risk is reported regularly to appropriate committees.

The Group's trading activity is small relative to our peers and is not considered to be a principal risk.  The average 95 per cent 1-day trading Value at Risk (VaR) was £6 million for the year to 31 December 2011.

For further information on Market risk, see page 164.

Customer treatment

Risk Definition

The risk of regulatory censure and/or a reduction in earnings/value, through financial or reputational loss, from inappropriate or poor customer treatment.

Principal Risks

Customer treatment and how the Group manages its customer relationships affect all aspects of the Group's operations and are closely aligned with achievement of the Group's strategic vision to be the best bank for customers.  As a provider of a wide range of financial services products across different brands and numerous distribution channels to an extremely broad and varied customer base, we face significant conduct risks, such as: products or services not meeting the needs of our customers; sales processes which could result in selling products to customers which do not meet their needs; failure to deal with a customer's complaint effectively where we have got it wrong and not met customer expectations.

There remains a high level of scrutiny regarding the treatment of customers by financial institutions from regulatory bodies, the press and politicians.  The FSA in particular continues to drive focus on conduct of business activities through its supervision activity.

There is a risk that certain aspects of the Group's business may be determined by regulatory bodies or the courts as not being conducted in accordance with applicable laws or regulations, or fair and reasonable treatment in their opinion.  The Group may also be liable for damages to third parties harmed by the conduct of its business.

Mitigating Actions

The Group takes many mitigating actions with respect to this principal risk, key examples include:

The Group's Conduct Risk Strategy and supporting framework have been designed to support our vision and strategic aim to put the customer at the heart of everything we do.  We have developed and implemented a framework to enable us to deliver the right outcomes for our customers, which is supported by policies and standards in key areas, including product governance, sales, responsible lending, customers in financial difficulties, claims and complaints handling.

The Group actively engages with regulatory bodies and other stakeholders in developing its understanding of current customer treatment concerns.

For further information on Customer treatment, see page 167.

People

Risk Definition

The risk of reductions in earnings or value through financial or reputational loss arising from ineffectively leading colleagues responsibly and proficiently, managing people resource, supporting and developing colleague talent, or meeting regulatory obligations related to our people.

Principal Risks

The quality and effectiveness of the Group's people are fundamental to its success.  Consequently, the Group's management of material people risks is critical to its capacity to deliver against its long-term strategic objectives.  Over the next year the Group's ability to manage people risks successfully may be affected by the following key drivers:

-	The Group's continuing structural consolidation and the sale of part of our branch network under Project Verde may result in disruption to our ability to lead and manage our people effectively.
-	The continually changing, more rigorous regulatory environment may impact our people strategy, remuneration practices and retention.
-	Macroeconomic conditions and negative media attention on the banking sector may impact retention, colleague sentiment and engagement.

Mitigating Actions

The Group takes many mitigating actions with respect to this principal risk, key examples include:

-	Strong focus on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre staff together with implementation of rigorous succession planning.
-	A continued focus on people risk management across the Group.
-
Ensuring compliance with legal and regulatory requirements related to Approved Persons and the FSA Remuneration Code, and embedding compliant and appropriate colleague behaviours in line with Group policies, values and people risk priorities.

-	Strengthening risk management culture and capability across the Group, together with further embedding of risk objectives in the colleague performance and reward process.

For further information on People risk, see page 167.

Insurance Risk

Risk Definition

The risk of reductions in earnings and/or value, through financial or reputational loss, due to fluctuations in the timing, frequency and severity of insured/underwritten events and to fluctuations in the timing and amount of claims settlements.

Principal Risks

The major sources of insurance risk are within the insurance businesses and the Group's defined benefit staff pension schemes (pension schemes).  Insurance risk is inherent in the insurance business and can be affected by customer behaviour.  Insurance risks accepted relate primarily to mortality, longevity, morbidity, persistency, expenses, property and unemployment.  The primary insurance risk of the Group's pension schemes is related to longevity.

Insurance risk within the insurance businesses has the potential to significantly impact the earnings and capital position of the Insurance Division of the Group.  For the Group's pension schemes, insurance risk could significantly increase the cost of pension provision and impact the balance sheet of the Group.

Mitigating Actions

The Group takes many mitigating actions with respect to this principal risk, key examples include:

Insurance risk is reported regularly to appropriate committees and boards.

Actuarial assumptions are reviewed in line with experience and in-depth reviews are conducted regularly.  Longevity assumptions for the Group's pension schemes are reviewed annually together with other IFRS assumptions.  Expert judgement is required.

Insurance risk is controlled by robust processes including underwriting, pricing-to-risk, claims management, reinsurance and other risk mitigation techniques.

For further information on Insurance risk, see page 169.

Appendix 2 - Related Party Transactions

The following statements regarding related party transactions of Lloyds Banking Group plc are set out on pages 302 to 305 of the Annual Report. The following is extracted in full and unedited form from the Annual Report.

Note 53: Related party transactions

Key management personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group's key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its Non-Executive Directors.

The table below details, on an aggregated basis, key management personnel compensation:

	2011	2010	2009
	£m	£m	£m
Compensation
Salaries and other short-term benefits	12	7	17
Post-employment benefits	-	2	1
Share-based payments	11	8	-
Total compensation	23	17	18

Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £0.2 million (2010: £0.4 million).

	2011	2010	2009
	million	million	million
Share option plans
At 1 January	6	2	2
Granted, including certain adjustments1 (includes entitlements of appointed directors)	20	4	-
Exercised/lapsed (includes entitlements of former directors)	(4)	-	-
At 31 December	22	6	2
1 2010 includes adjustments, using a standard HMRC formula, to negate the dilutionary impact of the Group's 2009 capital raising activities.
	2011	2010	2009
	million	million	million
Share plans
At 1 January	56	19	7
Granted, including certain adjustments1 (includes entitlements of appointed directors)	35	39	17
Exercised/lapsed (includes 31 million entitlements of former directors)	(33)	(2)	(5)
At 31 December	58	56	19
1 2010 includes adjustments, using a standard HMRC formula, to negate the dilutionary impact of the Group's 2009 capital raising activities.

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2011	2010	2009
	£m	£m	£m
Loans
At 1 January	3	2	3
Advanced (includes loans of appointed directors)	1	2	-
Repayments (includes loans of former directors)	(1)	(1)	(1)
At 31 December	3	3	2

The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 1.09 per cent and 27.5 per cent in 2011 (2010: 0.5 per cent and 17.90 per cent; 2009: 1.28 per cent and 24.90 per cent).

No provisions have been recognised in respect of loans given to key management personnel (2010 and 2009: £nil).

	2011	2010	2009
	£m	£m	£m
Deposits
At 1 January	4	4	6
Placed (includes deposits of appointed directors)	17	12	12
Withdrawn (includes deposits of former directors)	(15)	(12)	(14)
At 31 December	6	4	4

Deposits placed by key management personnel attracted interest rates of up to 5 per cent (2010: 4.25 per cent; 2009: 6.50 per cent).
At 31 December 2011, the Group did not provide any guarantees in respect of key management personnel (2010 and 2009: none).

At 31 December 2011, transactions, arrangements and agreements entered into by the Group's banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £3 million with four directors and three connected persons (2010: £2 million with six directors and four connected persons; 2009: £2 million with seven directors and four connected persons).

Subsidiaries
Details of the principal subsidiaries are given in note 9 to the parent company financial statements. In accordance with IAS 27, transactions and balances with subsidiaries have been eliminated on consolidation.

UK Government
In January 2009, the UK Government through HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer. As at 31 December 2011, HM Treasury held a 40.2 per cent (31 December 2010: 40.6 per cent) interest in the Company's ordinary share capital and consequently HM Treasury remained a related party of the Company during the year ended 31 December 2011.

From 1 January 2011, in accordance with IAS 24 (Revised), UK Government-controlled entities became related parties of the Group. The Group regards the Bank of England and entities controlled by the UK Government, including The Royal Bank of Scotland Group plc, Northern Rock (Asset Management) plc and Bradford & Bingley plc, as related parties.

Since 31 December 2010, the Group has had the following significant transactions with the UK Government or UK Government-related entities:

Government and central bank facilities
During the year ended 31 December 2011, the Group participated in a number of schemes operated by the UK Government and central banks and made available to eligible banks and building societies.

Special liquidity scheme and credit guarantee scheme
The Bank of England's UK Special Liquidity Scheme was launched in April 2008 to allow financial institutions to swap temporarily illiquid assets for treasury bills, with fees charged based on the spread between 3-month LIBOR and the 3-month gilt repo rate. The scheme will operate for up to three years after the end of the drawdown period (30 January 2009) at the Bank of England's discretion. At 31 December 2011, the Group did not utilise the Special Liquidity Scheme.

HM Treasury launched the Credit Guarantee Scheme in October 2008 as part of a range of measures announced by the UK Government intended to ease the turbulence in the UK banking system. It charged a commercial fee for the guarantee of new short and medium term debt issuance. The fee payable to HM Treasury on guaranteed issues was based on a per annum rate of 50 basis points plus the median five-year credit default swap spread. The drawdown window for the Credit Guarantee Scheme closed for new issuance at the end of February 2010. At 31 December 2011, the Group had £23.5 billion of debt in issue under the Credit Guarantee Scheme (31 December 2010: £45.4 billion). During the year, fees of £28 million paid to HM Treasury in respect of guaranteed funding were included in the Group's income statement.

Lending commitments
The formal lending commitments entered into in connection with the Group's proposed participation in the Government Asset Protection Scheme have now expired and in February 2011, the Company (together with Barclays, Royal Bank of Scotland, HSBC and Santander) announced, as part of the 'Project Merlin' agreement with HM Treasury, its capacity and willingness to increase business lending (including to small and medium-sized enterprises) during 2011.

Business Growth Fund
In May 2011 the Group agreed, together with The Royal Bank of Scotland plc (and three other non-related parties), to subscribe for shares in the Business Growth Fund plc which is the company created to fulfil the role of the Business Growth Fund as set out in the British Bankers' Association's Business Taskforce Report of October 2010. During 2011, the Group has incurred sunk costs of £4 million which have been written off.

As at 31 December 2011, the Group's investment in the Business Growth Fund was £20 million.

Other government-related entities
Other than the transactions referred to above, there were no other significant transactions with the UK Government and UK Government-controlled entities (including UK Government-controlled banks) during the period that were not made in the ordinary course of business or that were unusual in their nature or conditions.

Other related party transactions

Pensions funds
The Group provides banking and some investment management services to certain of the Group pension funds. At 31 December 2011, customer deposits of £63 million (2010: £64 million) and investment and insurance contract liabilities of £928 million (2010: £850 million) related to the Group's pension funds. During 2011, the Group sold at fair value certain non-government bonds, equities and alternative assets to Lloyds TSB Group Pension Scheme No 1 for £336 million and to Lloyds TSB Group Pension Scheme No 2 for £67 million.

Open Ended Investment Companies (OEICs)
The Group manages 249 (2010: 402) OEICs, and of these 142 (2010: 111) are consolidated. The Group invested £1,283 million (2010: £1,460 million) and redeemed £884 million (2010: £982 million) in the unconsolidated OEICs during the year and had investments, at fair value, of £4,431 million (2010: £7,920 million) at 31 December. The Group earned fees of £318 million from the unconsolidated OEICs (2010: £271 million).

Joint ventures and associates
The Group provides both administration and processing services to its principal joint venture, Sainsbury's Bank plc. The amounts receivable by the Group during the year were £21 million (2010: £31 million), of which £10 million was outstanding at 31 December 2011 (2010: £8 million). At 31 December 2011, Sainsbury's Bank plc also had balances with the Group that were included in loans and advances to banks of £1,173 million (2010: £1,277 million), deposits by banks of £780 million (2010: £1,358 million) and trading liabilities of £340 million (2010: nil).

At 31 December 2011 there were loans and advances to customers of £5,185 million (2010: £5,660 million) outstanding and balances within customer deposits of £88 million (2010: £151 million) relating to other joint ventures and associates.

In addition to the above balances, the Group has a number of other associates held by its venture capital business that it accounts for at fair value through profit or loss. At 31 December 2011, these companies had total assets of approximately £11,500 million (2010: £12,216 million), total liabilities of approximately £10,807 million (2010: £11,937 million) and for the year ended 31 December 2011 had turnover of approximately £7,376 million (2010: £3,829 million) and made a net loss of approximately £83 million (2010: net profit of £182 million). In addition, the Group has provided £5,767 million (2010: £3,316 million) of financing to these companies on which it received £106 million (2010: £93 million) of interest income in the year.

Appendix 3 - Directors' Responsibility Statement

The following statement is extracted from page 176 of the Annual Report. This statement relates solely to the Annual Report and is not connected to the extracted information set out in this announcement or the 2011 Results News Release dated 24 February 2011.

Statement of directors' responsibilities

The directors are responsible for preparing the annual report, the directors' remuneration report and the financial statements in accordance with applicable law and regulations. Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the Group and parent Company financial statements in accordance with IFRSs as adopted by the European Union. Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Company and Group for that period. In preparing these financial statements, the directors are required to: select suitable accounting policies and then apply them consistently; make judgements and accounting estimates that are reasonable and prudent; and state whether applicable IFRSs as adopted by the European Union have been followed.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company's transactions and disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements and the directors' remuneration report comply with the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

A copy of the financial statements is placed on our website www.lloydsbankinggroup.com. The directors are responsible for the maintenance and integrity of the Company's website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the directors, whose names and functions are listed on pages 172 and 173 of this annual report, confirm that, to the best of his or her knowledge:
-
the Group financial statements, which have been prepared in accordance with IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and Group; and

-
the management report contained in the business review includes a fair review of the development and performance of the business and the position of the Company and Group, together with a description of the principal risks and uncertainties that they face.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date:  15 March 2012